EXHIBIT 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Trina Solar Limited:

We consent to the incorporation by reference in the registration statements (Nos. 333-144445, 333-157831 and 333-187685) on Form S-8 of Trina Solar Limited of our reports dated April 2, 2014, with respect to the consolidated balance sheets of Trina Solar Limited and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years then ended, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 20-F of Trina Solar Limited.

/s/ KPMG

Hong Kong, China
April 2, 2014